5/26

04030409

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Telefonica Data Brasil Holding

*CURRENT ADDRESS

PROCESSED

MAY 26 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5757 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/26/04

82-5751

RECEIVED

2004 MAY 26 A 9:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A.

Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

ARLS
12-31-03

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	2003	2002	2003	2002
GROSS OPERATING REVENUE	-	-	684.882	510.940
Revenue deductions	-	-	(149.387)	(110.037)
NET OPERATING REVENUE	-	-	535.495	400.903
Cost of services provided	-	-	(428.088)	(322.805)
GROSS PROFIT	-	-	107.407	78.098
OPERATING (EXPENSES) INCOME	(41.558)	(30.855)	(132.792)	(118.730)
Selling expenses	-	-	(51.756)	(48.741)
General and administrative expenses	(1.273)	(1.002)	(74.669)	(60.463)
Equity pick-up	(39.793)	(29.721)	-	5
Other, net	(492)	(132)	(6.367)	(9.531)
LOSS FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(41.558)	(30.855)	(25.385)	(40.632)
Financial expenses, net	-	-	(39.106)	(66.090)
LOSS FROM OPERATIONS	(41.558)	(30.855)	(64.491)	(106.722)
Nonoperating income, net	-	-	1.415	60.746
LOSS BEFORE TAXES	(41.558)	(30.855)	(63.076)	(45.976)
Income and social contribution taxes	-	-	20.394	15.121
NET LOSS	(41.558)	(30.855)	(42.682)	(30.855)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	1.071.153.386		
LOSS PER THOUSAND SHARES - R$	(0,04)	(0,03)		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Capital	Accumulated deficit	Total
BALANCES DECEMBER 31, 2001	207.799	(22.779)	185.020
Capital increase on April 4, 2002	495.080	-	495.080
Net loss	-	(30.855)	(30.855)
BALANCES DECEMBER 31, 2002	702.879	(53.634)	649.245
Net loss	-	(41.558)	(41.558)
BALANCES DECEMBER 31, 2003	702.879	(95.192)	607.687

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2003	2002	2003	2002
SOURCES OF FUNDS				
From operations (see below)	-	-	12.436	-
From third parties	-	132	39.213	216.730
Transfer from noncurrent to current assets	-	-	13.603	23.388
Loans and financing	-	-	20.304	51.529
Disposal of property, plant and equipment	-	-	1.081	139.796
Transfer of property, plant and equipment to current assets	-	-	3.101	-
Other	-	132	1.124	2.017
Total sources	-	132	51.649	216.730
USES OF FUNDS				
In operations (see below)	1.273	1.134	-	37.346
Increase in noncurrent assets	-	-	5.796	31.860
Transfer from long-term to current liabilities	-	-	30.997	15.499
Increase in permanent assets	-	-	72.482	119.622
Investments	-	-	-	25
Property, plant and equipment	-	-	72.482	119.597
Total uses	1.273	1.134	109.275	204.327
(INCREASE) DECREASE IN WORKING CAPITAL DEFICIENCY	(1.273)	(1.002)	(57.626)	12.403
REPRESENTED BY				
Increase (decrease) in current assets:				
At beginning of year	-	-	150.346	116.073
At end of year	-	-	135.638	150.346
Total	-	-	(14.708)	34.273
Increase in current liabilities:				
At beginning of year	1.356	354	276.321	254.451
At end of year	2.629	1.356	319.239	276.321
Total	1.273	1.002	42.918	21.870
(INCREASE) DECREASE IN WORKING CAPITAL DEFICIENCY	(1.273)	(1.002)	(57.626)	12.403
FUNDS PROVIDED BY (USED IN) OPERATIONS				
Net loss	(41.558)	(30.855)	(42.682)	(30.855)
Items not affecting working capital:	40.285	29.721	55.118	(6.491)
Depreciation and amortization of property, plant and equipment and deferred charges	-	-	78.870	74.444
Exchange and monetary variations on long-term liabilities, net	-	-	(2.898)	1.591
Deferred income taxes	-	-	(20.394)	(15.527)
Equity pick-up	39.793	29.721	-	(5)
Gain on sale of assets	-	-	(310)	(67.984)
Provision for contingencies	-	-	27	338
Provision for pension plan - CVM Resolution No. 371 of December 13, 2000	-	-	(675)	855
Other	492	-	498	(203)
FUNDS PROVIDED BY (USED IN) OPERATIONS	(1.273)	(1.134)	12.436	(37.346)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Telefônica Data Brasil Holding S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Telefônica Data Brasil Holding S.A. and subsidiary as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiary, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telefônica Data Brasil Holding S.A. and subsidiary as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 30, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company's fiscal year ends on December 31 of each year. The accompanying individual (Company) and consolidated financial statements have been prepared in accordance with Brazilian accounting practices.

In consolidation, all intercompany balances and transactions have been eliminated. The subsidiary's accounting practices are consistent with those of the Company.

The financial statements as of December 31, 2002 have been reclassified for comparability, as shown in Notes 4 (i, ii) and 21(i).

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

In the preparation of the individual and consolidated financial statements, the following principal accounting practices were adopted:

3.1. Cash and cash equivalents

Includes temporary cash investments stated at cost, plus income earned to the balance sheet date.

3.2. Trade accounts receivable, net

Includes accounts receivable from customers for services rendered and unbilled revenue earned to the balance sheet date. The allowance for doubtful accounts is provided based on the Company's expectation of possible losses on receivables for which realization is unlikely.

3.3. Inventories

Stated at average acquisition cost less allowance for reduction to realizable value, and segregated between network expansion, recorded in permanent assets, and maintenance or resale items, recorded in current assets.

3.4. Investments

In the Company's financial statements, the investment in the subsidiary Telefônica Empresas S.A. is carried under the equity method, and includes the goodwill paid upon acquisition of the merged investment, net of the tax credit, based on future profitability and to be amortized over a ten-year period, as described in Note 15, taking into consideration prevailing tax legislation and regulations.

3.5. Property, plant and equipment

Stated at acquisition or construction cost, less accumulated depreciation calculated under the straight-line method, based on the estimated useful lives of the assets.

3.6. Deferred charges

Refers to expenses related to the phase prior to the start-up of operations of the subsidiary Telefônica Empresas S.A., being amortized on a straight-line basis over a five-year period.

3.7. Income and social contribution taxes

Calculated in compliance with legislation and rates in force at the balance sheet date and recorded on the accrual basis. Deferred taxes recorded as noncurrent assets, attributable to temporary differences and tax loss carryforwards, are based on the expected generation of future taxable income, within the parameters established by CVM (Brazilian Securities Commission) Instruction No. 371/02.

3.8. Income and expenses

Recorded on the accrual basis.

3.9. Derivatives

The results and balances of derivatives (exchange swaps) are presented in Note 27.

3.10. Loss per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

4. GROSS OPERATING REVENUE

	Consolidated	
	2003	2002
Packet-switched data services	389,731	309,282
"Speedy Link"/"Switched IP" Data Services (i)	181,906	98,024
Commissions (ii)	86,830	91,250
Other	26,415	12,384
Total	684,882	510,940

(i) Refers to revenues from the providing of "Switched IP" and "Speedy Link" services, as mentioned in Note 1. For 2002, the amount of R$ 15,955, included in the "Packet-Switched Data Services" balance, was reclassified to "Switched IP Data Services", for a better presentation.

(ii) Refers to the commission for voice services provided by Telesp to customers of Telefônica Empresas S.A. (Note 25), which, until June 30, 2003, was classified as other operating income, but was reclassified to gross revenue from services for a better presentation of the financial statements.

5. COST OF SERVICES PROVIDED

	Consolidated	
	2003	2002
Rentals (i)	(245,144)	(160,234)
Depreciation and amortization	(74,298)	(70,738)
Personnel	(34,874)	(30,317)
Outside services	(48,239)	(34,208)
Leasing (ii)	(21,228)	(24,691)
Materials	(3,954)	(1,907)
Other	(351)	(710)
Total	(428,088)	(322,805)

(i) In 2003, includes rent paid to Telesp for maintenance of "Switched IP" and "Speedy Link" services, as mentioned in Note 1.

(ii) As of December 31, 2003, Telefônica Empresas S.A. has obligations totalling R$17,333 related to lease agreements for the acquisition of equipment to be paid to May 2005.

6. OPERATING (EXPENSES) INCOME

a) Selling expenses

	Consolidated	
	2003	2002
Personnel	(36,124)	(34,075)
Outside services	(8,348)	(6,347)
Provision for doubtful accounts	(6,535)	(7,779)
Rentals	(114)	(398)
Depreciation and amortization	(31)	(52)
Other	(604)	(90)
Total	(51,756)	(48,741)

b) General and administrative expenses

	Company		Consolidated	
	2003	2002	2003	2002
Outside services	(1,155)	(815)	(41,533)	(31,208)
Personnel	(111)	(181)	(17,899)	(16,193)
Rentals	-	-	(5,544)	(6,117)
Depreciation and amortization	-	-	(4,541)	(3,654)
Other	(7)	(6)	(5,152)	(3,291)
Total	(1,273)	(1,002)	(74,669)	(60,463)

c) Other operating income (expenses), net

	Company		Consolidated	
	2003	2002	2003	2002
Other operating income:				
Reversal of reserves	-	-	1,393	1,071
Recovered expenses	-	-	321	1,181
Other	-	-	2,042	1,310
	-	-	3,756	3,562
Other operating expenses				
Taxes other than on income	-	-	(8,507)	(6,245)
Other	(492)	(132)	(1,616)	(6,848)
	(492)	(132)	(10,123)	(13,093)
Net	(492)	(132)	(6,367)	(9,531)

7. FINANCIAL EXPENSES, NET

	Consolidated	
	2003	2002
Financial income:		
Interest on temporary cash investments	2,680	557
Gains on derivatives	20,200	72,045
Monetary/Exchange variations on assets	33,841	111
Other	2,853	1,897
	59,574	74,610
Financial expenses:		
Interest	(25,196)	(32,541)
Losses on derivatives	(59,194)	(29,732)
Monetary/Exchange variations on liabilities	(11,143)	(75,499)
Other	(3,147)	(2,928)
	(98,680)	(140,700)
Net	(39,106)	(66,090)

8. NONOPERATING INCOME, NET

	Consolidated	
	2003	2002
Income:		
Sale of permanent assets	1,081	139,796
Fines	-	5,036
Other	1,131	1,183
	2,212	146,015
Expenses:		
Cost of permanent assets sold	(771)	(71,812)
Loss on sale of inventories	-	(4,793)
Other	(26)	(8,664)
	(797)	(85,269)
Total	1,415	60,746

The "Sale of permanent assets" in 2002 refers mainly to the sale of business services ("Switched IP" and "Speedy Link") to Telesp, as described in Note 25.

The "Fines" income for 2002 refers to fines on contracts with suppliers, and "Expenses - other" for 2002 refers principally to reversal of ICMS credits due to the sale of permanent assets.

9. INCOME AND SOCIAL CONTRIBUTION TAXES

	Consolidated	
	2003	2002
Social contribution tax credits	5,474	4,004
Income tax credits	14,920	11,117
Total tax credits in income	20,394	15,121

10. CASH AND CASH EQUIVALENTS

	Consolidated	
	2003	2002
Cash and banks	25,027	32,092
Temporary cash investments	10,089	12,313
Total	35,116	44,405

Temporary cash investments are comprised of bank deposit certificates which have immediate liquidity.

11. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	2003	2002
Billed amounts	73,680	47,289
Unbilled amounts	33,633	39,655
	107,313	86,944
Allowance for doubtful accounts	(24,755)	(21,872)
Net	82,558	65,072
Current	47,739	40,754
Past due - 1 to 30 days	17,518	12,555
Past due - 31 to 60 days	4,404	7,316
Past due - 61 to 90 days	6,155	9,607
Past due - 91 to 120 days	4,222	3,239
Past due - over 120 days	27,275	13,473
Total	107,313	86,944

12. DEFERRED AND RECOVERABLE TAXES

	Consolidated	
	2003	2002
Recoverable taxes:		
Income tax	3,186	7,798
Social contribution tax	1	450
ICMS (State VAT)	18,439	16,428
Other	387	227
	22,013	24,903
Deferred taxes:		
Income tax on temporary differences	12,242	9,271
Social contribution tax on temporary differences	4,407	3,338
Income tax losses	27,645	15,510
Social contribution tax losses	10,059	5,587
Tax credit from merger - Note 15.b)	154,950	150,637
	209,303	184,343
Total	231,316	209,246
Current	11,908	5,061
Noncurrent	219,408	204,185

The balances related to recoverable income and social contribution taxes are being offset against other federal taxes.

The consolidated balance of deferred credits on income tax losses (R$27,645) and on social contribution tax losses (R$10,059) refer totally to Telefônica Empresas S.A. and were calculated on income tax losses and social contribution tax loss carryforwards of R$110,581 and R$111,764, respectively, as of the balance sheet date. Per tax legislation in force, tax loss carryforwards can be offset against future taxable income, up to the limit of 30% of annual taxable income. The Company's management expects to recover the tax credits as of December 31, 2003 as follows:

Year	Amount
2006	14,667
2007	27,262
2008	37,497
2009	43,591
2010	49,046
2011	37,240
	209,303

Income and social contribution tax credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study as to the generation of future taxable income, approved by Company management. Such study is based on estimates and is subject to future changes.

Merged tax credit

The corporate restructuring in 2001 was implemented in such a manner to prevent that the amortization of merged goodwill could adversely affect future income, both in the consolidated financial statements and in the statements of Telefônica Empresas S.A.

The subsidiary's accounting records for corporate and tax purposes are maintained in specific goodwill and reserve accounts (merged) and the corresponding amortization, reversal and tax credit are as follows:

	2003	2002
Goodwill	455,734	456,478
Equity reserve	(300,784)	(305,841)
Net	154,950	150,637
Goodwill amortization	(745)	-
Reserve reversal	492	-
Tax credit	253	-
Effect on income	-	-

For the calculation of the tax credit arising from the merger described in Note 15.b), income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of reversal of the reserve and the corresponding tax credit did not generate any effects on net results.

For a fair presentation of the Company's financial position and results of operations, the net amount of R$154,950 which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349 of March 6, 2001. Goodwill amortization, reserve reversal and the subsidiary's corresponding tax credit are recognized in the accounting records as operating income and expenses.

13. INVENTORIES

	Consolidated	
	2003	2002
Maintenance materials	1,168	2,665
Products for sale	4,207	1,506
Reserve for reduction to realizable value	(1,004)	(1,004)
Total	4,371	3,167

14. OTHER ASSETS

	Company		Consolidated	
	2003	2002	2003	2002
Prepaid expenses	-	-	661	477
Receivables from related parties	13,900	13,900	4,570	2,641
Other	-	-	1,024	551
Total	13,900	13,900	6,255	3,669
Current assets	-	-	1,685	1,021
Noncurrent assets	13,900	13,900	4,570	2,648

Receivables from related parties are detailed in Note 25.

15. INVESTMENTS

a) Investment balance

	Company	
	2003	2002
Telefônica Empresas S.A.	295,632	330,860
Goodwill on investment acquisition	300,784	305,841
Total	596,416	636,701

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the merger of the spun-off portion of Telesp, as described in Note 1, and includes the special goodwill reserve resulting from the corporate restructuring described below.

The principal data on the subsidiary as of December 31 are as follows:

	2003	2002
Capital	235,235	235,235
Capital reserves (goodwill and donations)	156,327	150,638
Accumulated deficit	(95,930)	(55,013)
Subsidiary's net equity	295,632	330,860
Number of common shares without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership percentage	100%	100%
Subsidiary's loss recorded as equity pick-up by the Company	(40,917)	(29,721)
Donation received by subsidiary and recognized as an investment gain by the Company	1,124	-
Total	(39,793)	(29,721)

b) Corporate restructuring of subsidiaries

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira") in the amount of R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares.

Figueira was a subsidiary of Banco Itaú S.A. and its assets are related to the operation of that bank's corporate telecommunications network and investments equivalent to 73% of the total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide Multimedia Communication Services).

In July 2001, Figueira was partially spun off with the transfer of the operating assets and investments to a wholly-owned subsidiary Spanish Participações S.A. ("Spanish") at book value in accordance with an appraisal report prepared by a specialized firm, as of July 27, 2001. Spun-off net assets amounted to R$37,828.

This transaction generated goodwill amounting to R$456,478 (R$455,733, net of amortization as of December 31, 2003), the economic basis of which is the expected future profitability, to be amortized over the period established by tax laws and regulations in force.

At the Extraordinary Shareholders' Meeting and Shareholders' Meetings held on October 26, 2001, shareholders of the involved companies approved a proposed corporate restructuring plan comprising a capital contribution to subsidiaries with investments and subsequent merger without changes to voting rights, dividend distributions and the equity rights of the shareholders of Telefônica Empresas S.A., based on the amounts stated in the accounting records of the involved companies, as well as the book value appraisal report prepared by a specialized firm. The restructuring did not require the prior approval of ANATEL or any other regulatory authorities.

In the merger of the net assets of the companies involved in the restructuring, the merged goodwill was recorded as an offset to deferred charges and the special goodwill reserve. The special goodwill reserve in Telefônica Empresas S.A. was recognized in favor of the controlling shareholder, in view of the future tax benefit to be earned. In the individual balance sheet, the aforementioned goodwill is classified as goodwill on investment acquisition, net of tax credit, of R$154,950 (R$150,637 as of December 31, 2002). In the consolidated balance sheet, the tax credit, due to its nature, is classified in noncurrent assets.

In accordance with the business plans prepared by management, this goodwill is recoverable in future operations within ten years after its acquisition. Management periodically conducts an analysis regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of December 31, 2003, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criteria shown below:

Year	Amount
2004	4,944
2005	19,486
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,516
	455,734

16. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated					
		2003			2002		
	Annual depreciation rates (%)	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Assets and installations in service		448,905	(195,019)	253,886	376,616	(118,723)	257,893
Switching and transmission equipment	20	250,177	(118,731)	131,446	217,314	(72,862)	144,452
Transmission equipment, aerial and underground cables, buildings, teleprinters, private automatic switching center, energy equipment and furniture	10 and 20	115,962	(40,950)	75,012	90,966	(23,842)	67,124
EDP equipment	20	12,976	(6,504)	6,472	10,836	(4,673)	6,163
Buildings and underground cables	4	601	(60)	541	601	(36)	565
Vehicles	20	2,646	(706)	1,940	2,438	(780)	1,658
Leasehold improvements	20	24,144	(12,828)	11,316	22,506	(8,164)	14,342
Software	20	42,090	(14,955)	27,135	31,648	(8,119)	23,529
Other	12.5	309	(285)	24	307	(247)	60
Assets and construction in progress	-	36,185	-	36,185	41,949	-	41,949
Total		485,090	(195,019)	290,071	418,565	(118,723)	299,842
Average depreciation rate (%)				19,54			19.85
Balance of fully depreciated assets				3,918			3,307

17. DEFERRED CHARGES

	Consolidated	
	2003	2002
Preoperating costs (a)	2,447	2,447
Accumulated amortization	(1,485)	(996)
Total	962	1,451

(a) Preoperating costs with amortization period of five years.

18. LOANS AND FINANCING

	Currency	Annual interest rate	Maturity	Consolidated 2003		
				Current	Long term	Total
Loans in foreign currency	US$		To 2005	138,572	20,019	158,591
Financing in local currency		103% of CDI	To 2005	19,302	4,085	23,387
				157,874	24,104	181,978

	Currency	Annual interest rate	Maturity	Consolidated 2002		
				Current	Long term	Total
Loans in foreign currency	US$		To 2004	155,053	22,490	177,543
Financing in local currency		103% of CDI	To 2004	20,944	15,198	36,142
				175,997	37,688	213,685

CDI - Interbank deposit rates.

The foreign currency loans are composed as follows:

	Currency	Annual interest rate	Consolidated 2003		
			Principal	Interest	Total
Resolution No. 2,770	USD	3.00% to 5.00%	73,178	486	73,664
Resolution No. 2,770	JPY	1.30%	61,613	413	62,026
Debt assumption	USD	23.30% to 27.50%	17,941	4,960	22,901
Total			152,732	5,859	158,591

	Currency	Annual interest rate	Consolidated 2002		
			Principal	Interest	Total
Resolution No. 2,770	USD	4.80% to 30.00%	100,469	7,012	107,481
Debt assumption	USD	4.02% to 27.50%	66,549	3,513	70,062
Total			167,018	10,525	177,543

To reduce the risk of losses due to exchange rate fluctuations which would increase debt in foreign currency, the subsidiary has hedge (swap) operations as described in Note 27.

19. TAXES PAYABLE

	Consolidated	
	2003	2002
Indirect taxes:		
State VAT (ICMS)	16,778	12,689
Taxes on revenue (PIS and COFINS)	2,437	2,767
Other	798	614
Total	20,013	16,070

20. PAYROLL AND RELATED CHARGES

	Consolidated	
	2003	2002
Salaries	2,444	2,193
Payroll charges	9,051	7,649
Benefits	499	440
Employee profit sharing	7,451	6,212
Total	19,445	16,494

21. OTHER LIABILITIES

	Company		Consolidated	
	2003	2002	2003	2002
Payables to affiliated companies (i)	2,504	1,356	14,128	3,389
Pension plan accrual	-	-	-	675
Other	-	-	2,396	2,149
Total	2,504	1,356	16,524	6,213
Current	2,504	1,356	16,516	5,522
Long term	-	-	8	691

(i) For 2002, the amount of R$15,884 was reclassified to "Trade accounts payable" for a better presentation of the financial statements.

22. RESERVE FOR CONTINGENCIES

Telefônica Empresas S.A. is a party to lawsuits involving tax and civil matters, arising from the normal course of its operations. Company management, based on the opinion of legal counsel, recognized a reserve for the lawsuits for which the chance of an unfavorable outcome was considered probable, in the amount of R$395 as of December 31, 2003 (R$368 as of December 31, 2002).

23. SHAREHOLDERS' EQUITY

a) Capital

As of December 31, 2003 and 2002, subscribed and paid-up capital is R$702,879, represented by shares without par value distributed as follows:

	2003	2002
Common shares	358,716,131,431	358,716,131,431
Preferred shares	712,437,254,531	712,437,254,531
Total outstanding shares	1,071,153,385,962	1,071,153,385,962

The 1st Annual Shareholders' Meeting and the 2nd Extraordinary Shareholders' Meeting, held concurrently on April 4, 2002, ratified a capital increase, approved by the Board of Directors on February 26, 2002, in the amount of R$495,080, with the issuance of 577,488,040,325 new shares, of which 193,393,661,901 are registered common shares and 384,094,378,420 are registered preferred shares, at a price of R$0.8573 per thousand shares.

The Company is authorized to increase capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the consequent issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws and legislation, and have preference to: (i) capital redemption, without premium, and (ii) dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

b) Allocation of income

According to the bylaws, net income for the year will be distributed as follows:

- 5% to legal reserve, limited to 20% of paid-up capital.
- 25% of net income, adjusted in accordance with items II and III of article 202 of Law No. 6,404/76, for the mandatory minimum dividend to all shareholders, increased by the amount necessary for the payment of priority dividends on preferred shares.
- Distribution of the remaining balance will be determined at the Annual Shareholders' Meeting, based on management's proposal.

c) Reconciliation between Company and Consolidated net loss

The difference between Company and consolidated net loss, in the amount of R$1,124, refers to the donation of equipment recorded directly in capital reserves by Telefônica Empresas S.A., and recorded by the Company as an equity gain.

24. POST-RETIREMENT BENEFIT PLAN

Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas S.A. Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Secretariat of Supplementary Social Security (Ministry of Social Security) on April 3, 2001.

The plan is funded by contributions made by the participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are the same as those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

During 2003, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$2,324 (R$1,981 in 2002).

Telefônica Empresas S.A. elected to record the effects of the actuarial calculations required by CVM Resolution No. 371 of December 13, 2000, directly in shareholders' equity as of December 31, 2001, net of the corresponding tax effects, in relation to benefits for risks of death and disability of participants. The Company recognized the impact on its subsidiary directly in shareholders' equity, as an offset to the investment account.

For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2003, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by the CVM through Circular No. 01/02.

The status of the Visão Telefônica Empresas Plan as of December 31, 2003, regarding risks of death and disability of the plan participants, and other information required by CVM Resolution No. 371/00, is as follows:

a) Reconciliation of assets and liabilities

	Visão Telefônica Empresas	
	2003	2002
Fair value of assets	2,124	1,156
Total actuarial liabilities	(2,098)	(1,831)
Net asset (liability)	26	(675)
Tax effects	(9)	229
Net of tax effects	17	(446)

b) Expenses charged to income

	2003	2002
Cost of current service	(402)	(342)
Cost of interest	(169)	(177)
Expected return on plan assets	117	210
Employee contributions	8	-
	(446)	(309)

c) Change in net actuarial liabilities

	2003	2002
Net assets (liabilities) at beginning of year	(675)	180
Expenses for the year	(446)	(309)
Expected sponsor contribution for the year	342	278
Recognition of gains (losses) for the year	805	(824)
Net assets (liabilities) at end of year	26	(675)

d) Change in actuarial liabilities

	2003	2002
Actuarial liabilities at beginning of year	1,831	1,898
Cost of current service	402	342
Interest on actuarial liabilities	169	177
Benefits paid for the year	-	-
Actuarial gains for the year	(304)	(586)
Actuarial liabilities at end of year	2,098	1,831

e) Change in plan assets

	2003	2002
Fair value of plan assets at beginning of year	1,156	2,078
Benefits paid for the year	-	-
Sponsor's actual contribution for the year	353	284
Return on plan assets for the year	615	(1,206)
Fair value of plan assets at end of year	2,124	1,156

f) Expenses estimated for 2004

Cost of current service	(436)
Cost of interest	(215)
Expected return on plan assets	251
Employee contributions	16
	(384)

g) Actuarial assumptions

	Annual rates	
	2003	2002
Rate for discount to present value of actuarial liability	11.30%	10.24%
Expected return on plan assets	11.83%	10.24%
Future salary growth rate	7.10%	6.08%
Mortality rate	UP84	GAM-71
Disability mortality rate	IAPB - 57	RRB1944
Disability rate	Mercer Disability	RRB1944
Number of active participants in Visão Telefônica Empresas Plan	552	550

There are no retired employees nor their respective family groups in the Visão Telefônica Empresas Plan.

25. TRANSACTIONS WITH RELATED COMPANIES

The principal intercompany balances arise from transactions with Group related companies, which were carried out under usual market conditions for these types of operations, as follows:

	Consolidated									
	Telesp	TPD	Terra Net	Atento	Datacorp	TIWS	VIVO Group	Other	Total 2003	Total 2002
ASSETS										
Current assets										
Trade accounts receivable	7,496	-	5,797	74	-	2,252	2,082	809	18,510	6,099
Noncurrent assets										
Other	-	-	4	110	238	-	-	4,218	4,570	2,641
Total assets	7,496	-	5,801	184	238	2,252	2,082	5,027	23,080	8,740
LIABILITIES										
Current liabilities										
Trade accounts payable	24,349	4,754	7	23	5,332	12,624	2	587	47,678	17,018
Other	9,740	-	1	259	-	-	-	4,128	14,128	3,389
Total liabilities	34,089	4,754	8	282	5,332	12,624	2	4,715	61,806	20,407
STATEMENT OF INCOME										
Revenues										
Data services	15,403	-	81,860	496	-	2,252	3,346	2,389	105,746	74,807
Commissions	86,830	-	-	-	-	-	-	-	86,830	91,250
Other nonop. Income	-	-	-	-	-	-	-	-	-	138,290
	102,233	-	81,860	496	-	2,252	3,346	2,389	192,576	304,347
Operating costs and expenses										
Cost of services provided	(151,917)	-	-	-	(9,134)	(28,698)	-	(6,316)	(196,065)	(103,580)
Selling expenses	-	-	-	(2,469)	-	-	-	-	(2,469)	(2,557)
General and adm. expenses	-	-	-	-	-	-	-	(7,968)	(7,968)	(4,504)
Financial expenses, net	-	-	-	-	(4,168)	-	-	-	(4,168)	(35,375)
	(151,917)	-	-	(2,469)	(13,302)	(28,698)	-	(14,284)	(210,670)	(146,016)
Other nonoperating expenses	-	-	-	-	-	-	-	-	-	(63,010)

The amounts of transactions with related parties shown above refer to the following transactions:

- Telesp
  - Frame Relay, X-25 and internet traffic services, and catalog products.
  - Management services related to customers of Telefônica Empresas S.A. that use voice transmission services, for a commission of 5% to 15% of charged amounts.
  - Use, by renting, of EILD circuits of Telesp's service catalog.
  - Sale and transfer, in 2002, of the group of businesses related to "Switched IP" and "Speedy Link" services, including assets, employees and contracts related to the business, to Telesp. The total amount of the transaction was R$143,910, of which R$138,290 was received on December 30, 2002 and R$5,620 was assumed by the purchaser in contracts with suppliers. The cost of assets sold amounted to R$63,010.
- Telefônica Pesquisa e Desenvolvimento do Brasil Ltda. - TPD
  - Purchase of services for the development of a network inventory system.
- Terra Networks Brasil S.A.
  - Frame Relay, "Speedy Link", "Switched IP", TIC, Domestic VPN, internet traffic services, and catalog products.
- Atento Brasil S.A.
  - Purchase of Call Center services.
  - Frame Relay services, and catalog products.
- Telefonica Datacorp
  - IT development expenses.
  - Financial expenses on loan, now settled, subject to exchange variation plus 4.06% per year.
- Telefônica International Whole Sale - TIWS
  - Agreement for international services to global customers terminating in Brazil.
  - Purchase of international internet traffic bandwidth.
- VIVO Group
  - Sale of links for international outgoing signals and sale of routers.

26. INSURANCE

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group's in-house brokerage company in Brazil, a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly subordinated to Subdirección General de Riesgos y Seguros Corporativos, is responsible for the implementation of the corporate insurance policies, and analyzes the needs for coverage, conducts surveys, and contracts, administers and manages all insurance policies of the Company, also performing work related to the management of risks and losses.

The principal policies include:

- Operating risks, covering property damage and business interruption for all locations.
- General civil liability and general vehicle liability.
- ANATEL guarantee insurance.
- Sundry risks.
- National and international transportation.
- Group life insurance.
- Health insurance.

The policy of the Company and its subsidiary, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant high-risk amounts, based on management's judgment, following guidelines of the Telefónica S.A. corporate program.

27. FINANCIAL INSTRUMENTS (CONSOLIDATED)

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's business includes the exploration of packet-switched service networks and other related services in Brazil. The investment in its wholly-owned subsidiary, Telefônica Empresas S.A., is accounted for under the equity method. As the subsidiary is of strategic interest, market value considerations are not applicable.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company's indebtedness and the results of operations are significantly affected by the exchange rate market risk. As of December 31, 2003, part of the Company's debt was denominated in U.S. dollars, covered by asset positions for derivative transactions (swaps for CDI rates). Swap transactions were carried out to cover the future maturities of the debt in foreign currency. Gains or losses on these transactions are recorded in income. In 2003, these transactions generated a consolidated net loss of R$38,994. The Company and its subsidiary recorded a balance of R$11,320 in current liabilities to recognize the temporary loss from these transactions.

As of December 31, the Company's net exposure (excess coverage) to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	2003		2002	
	Book value	Market value	Book value	Market value
Liabilities				
Loans and financing	158,591	160,360	177,543	174,811
Trade accounts payable (i)	15,001	15,001	6,718	6,718
Foreign exchange swap - asset position	174,007	175,758	183,670	176,245
Net exposure (excess coverage)	(415)		591	

(i) The trade accounts payable balance refers principally to liabilities with affiliated companies (R$14,432).

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering expected settlement of liabilities and realization of assets at rates prevailing in the market on the balance sheet date.

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations, domestic and foreign, which would increase financial expenses. As of December 31, 2003, the Company is exposed to local interest rate (CDI) fluctuations and had no hedge against these fluctuations; however, it continuously monitors the market interest rates for assessing the need to contract derivatives to hedge against the volatility in these rates.

As of December 31, 2003, the Company had R$181,978 (R$213,685 as of December 31, 2002) in loans and financing, of which R$158,591 in foreign currency at fixed interest rates (R$177,543 as of December 31, 2002) and R$23,387 in local currency at variable interest rates (CDI) (R$36,142 as of December 31, 2002). Although part of the debt had been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to the CDI, and therefore this portion of the loans and financing is also subject to impacts arising from CDI fluctuations.

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the default risks by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of December 31, 2003, approximately 17% of the total service receivables were represented by Telefônica Group related companies.

28. MANAGEMENT COMPENSATION

Total compensation of the Company's and subsidiary's management in 2003 amounted to R$2,380 (R$2,925 in 2002); the amount paid by the subsidiary in 2003 was R$2,269 (R$2,744 in 2002).